Edward Lawrence
207 228-7182 direct
elawrence@bernsteinshur.com

September 21, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

 Re:  FSI Low Beta Absolute Return Fund
File Nos. 333-176227 and 811-22595
Pre-Effective Amendment 1

Dear Sir or Madam:

Please find enclosed for filing on behalf of FSI Low Beta Absolute Return Fund (the “Fund”), pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations of the Securities and Exchange Commission ("the Commission") thereunder, and the Investment Company Act of 1940, as amended, and the General Rules of Regulations of the Commissions thereunder, one electronically signed Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the "Registration Statement"). The Fund notes that, in September 2012, the Fund’s name was changed from FSI Low Beta Absolute Return Fund, TEI to FSI Low Beta Absolute Return Fund.

The Fund is filing the Pre-Effective Amendment to: (1) reflect the name change of the Fund; (2) respond to comments received from the staff of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated September 9, 2011, on the Registration Statement, as filed with the SEC on August 11, 2011; (3) update disclosures throughout the Registration Statement; and (4) make other clarifying, updating and stylistic changes.  The Pre-Effective Amendment is marked to show changes made to the Registration Statement.  This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Fund.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (207) 228-7182.

Sincerely,

/s/ Edward C. Lawrence
Edward C. Lawrence

cc:           Gary Gould, FSI Low Beta Absolute Return Fund